Mail Stop 4561

October 1, 2008

Mr. Ralph Henson
President
InMedica Development Corporation
825 North 300 West, Suite N132
Salt Lake City, UT 84103

>   **Re: InMedica Development Corporation**
>   **Form 10-K/A for Fiscal Year Ended December 31, 2007**
>   **Filed September 29, 2008**
>   **File No. 000-12968**

Dear Mr. Henson:

    We have reviewed your response letter dated August 12, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Item 9A(T). Controls and Procedures, page 3

1.   You state that management is responsible for "establishing and maintaining disclosure control over financial reporting, as defined in the Securities Exchange Act of 1934 Rule 13a-15(e)." As we noted in prior comment number 1, Rule 13a-15(e) defines disclosure controls and procedures. Please note that "disclosure control over financial reporting" is not defined in the Securities Exchange Act of 1934, and confirm that you will refer to "disclosure controls and procedures" in your disclosures pursuant to Item 307 of Regulation S-K in future filings.

Form 10-Q/A for Fiscal Quarters Ended March 31, 2008 and June 30, 2008

Consolidated Balance Sheet

2.   We note your amended Forms 10-Q set forth only an amended balance sheet as of March 31, 2008 and June 30, 2008. Exchange Act Rule 12b-15 requires, among other things, that amendments set forth the complete text of each item as amended. Please further amend your Forms 10-Q/A to present the complete text of Item 1 (i.e. a full set of financial statements and related footnotes). You should also provide updated certifications from your principal executive and principal financial officer.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant